EXHIBIT 99.77Q2

Eagle Point Credit Company Inc.

Item 77Q2 – SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940 require directors and officers of Eagle Point Credit Company Inc. (the “Company”), persons who beneficially own more than 10 percent of any class of the Company’s outstanding securities and certain other persons subject to Section 30(h) to file reports of ownership of the Company’s securities and changes in such ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission (“SEC”). Based solely upon a review of the copies of such forms, the Company does not know of any director, officer, person who beneficially owns more than 10 percent of any class of the Company’s securities, or person otherwise subject to Section 30(h) who, during the Company’s last fiscal year, failed to file on a timely basis the required reports.